                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2001


                   ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
                        FOR REPRESENTED HOURLY EMPLOYEES


                            ROCKWELL AUTOMATION, INC.
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL AUTOMATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

TABLE OF CONTENTS


                                                                    PAGE NO.
INDEPENDENT AUDITORS' REPORT                                           1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     December 31, 2001 and 2000                                        2

   Statements of Changes in Net Assets Available for Benefits
     Years Ended December 31, 2001 and 2000                            3

   Notes to Financial Statements                                       4

FORM 5500 SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes,
     December 31, 2001                                                10

SIGNATURE                                                            S-1

EXHIBIT:

   Independent Auditors' Consent                                     S-2

INDEPENDENT AUDITORS' REPORT


To the Rockwell Automation Retirement Savings Plan for
 Represented Hourly Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Represented Hourly Employees (formerly the Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees) (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2002

ROCKWELL AUTOMATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000



                                                2001                2000
                                             ----------          ----------
ASSETS

INVESTMENTS:
   Master Defined Contribution Trust         $7,142,261          $7,377,434
   Loan Fund                                    110,237             147,836
                                             ----------          ----------

         Total investments                    7,252,498           7,525,270
                                             ----------          ----------

TOTAL NET ASSETS
   AVAILABLE FOR BENEFITS                    $7,252,498          $7,525,270
                                             ==========          ==========


See notes to financial statements.

ROCKWELL AUTOMATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                         2001          2000
                                                      ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR                                     $7,525,270    $7,088,167
                                                      ----------    ----------

INCOME:
   (Loss) Earnings from investments:
     Net (loss) earnings in Master Defined
      Contribution Trust                                 (92,884)      326,407
     Interest                                              9,644         7,588
                                                      ----------    ----------


         Total (loss) earnings from investments          (83,240)      333,995
                                                      ----------    ----------

Contributions:
     Employer                                            181,740       209,834
     Employee                                            641,648       796,223
                                                      ----------    ----------

         Total contributions                             823,388     1,006,057
                                                      ----------    ----------

         Total income                                    740,148     1,340,052
                                                      ----------    ----------

EXPENSES:
   Payments to participants or beneficiaries             837,479       866,627
   Administrative expenses                                35,732        25,236
                                                      ----------    ----------

         Total expenses                                  873,211       891,863
                                                      ----------    ----------

NET (LOSS) INCOME                                       (133,063)      448,189
                                                      -----------   ----------

NET TRANSFERS FROM THE PLAN                             (139,709)      (11,086)
                                                      ----------    ----------

NET (DECREASE) INCREASE                                 (272,772)      437,103
                                                      ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                        $7,252,498    $7,525,270
                                                      ==========    ==========


See notes to financial statements.

ROCKWELL AUTOMATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------
1.       DESCRIPTION OF THE PLAN

         The following brief description of the Rockwell Automation Retirement Savings Plan for Represented Hourly Employees (the "Plan"), formerly named Rockwell International Corporation Retirement Savings Plan for Represented Hourly Employees, is provided for general information purposes only. Participants should refer to the Plan document for complete information.

         a. General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. ("Rockwell"), formerly named Rockwell International Corporation. The Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo N.A. (the "Trustee") is the trustee of the Plan. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                  On June 29, 2001, Rockwell completed the spinoff of its Rockwell Collins avionics and communications business into an independent, separately traded, publicly held company by distributing all of the outstanding shares of Rockwell Collins, Inc. ("Rockwell Collins") to Rockwell's shareowners on the basis of one Rockwell Collins share for each outstanding Rockwell share. See Notes 5 and 6 which describe additional changes to the Plan.

                  Participants may invest in fifteen mutual funds and the following stock funds which are specific to the Plan:

                           Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

                           Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

                           ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. ("ArvinMeritor") but may also hold cash and cash equivalents.

                           Conexant Stock Fund - Invests principally in the common stock of Conexant Systems, Inc. ("Conexant") but may also hold cash and cash equivalents.

                           Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins but may also hold cash and cash equivalents.

                  The ArvinMeritor, Conexant, and Rockwell Collins Stock Funds are closed to any additional employer and employee contributions. Additionally, there are special rules regarding distributions from such funds. Any dividends received on behalf of ArvinMeritor and Conexant funds and any dividends related to employee contributions received on the behalf of the Rockwell Collins fund are paid to the stable value fund. Any dividends on common stock related to employer contributions received on behalf of the Rockwell Collins fund are paid to Stock Fund A.

         b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant's compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant's base compensation.

                  The Rockwell matching contribution is 50% of participant contributions up to the first 5% of the participant's contribution for the Allen-Bradley IAM Union participant group and up to the first 6% of the participant's contributions for the Madison, Indiana participant group. No Rockwell contributions are made to the participant accounts of the Chicago Service Center, Hamilton, and Euclid participant groups. The Rockwell matching contributions are made to Stock Fund A. Participants who are vested may elect to transfer a portion or all of their holdings in Stock Fund A to one or more of the investment funds.

         c. Investment Elections - Participants may elect to have their contributions made to any of the funds that are available to participant contributions in 5% increments among any or all these funds. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the stable value fund.

         d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

         e. Vesting - Each participant is fully vested at all times in the portion of the participant's account that relates to the participant's contribution and earnings thereon. Rockwell's matching contributions and earnings thereon for the participants in the Allen-Bradley IAM Union are vested 20% after the participant has completed one year of service, 40% after two years of service and are fully vested after the participant has completed three years of vested service. Rockwell's matching contributions and earnings thereon for the Madison, Indiana groups of participants are vested after the participant has completed three years of vesting service.

         f. Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans) from the balance of the participant's account. Loans are secured by the remaining balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of one month. Payments of principal and interest are credited to the participant's account. Participants may have up to two outstanding loans at a time.

         g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

         h. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

         i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death, or other termination of employment.

                  Upon termination of employment, other than retirement, participants receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum payment.

                  Upon retirement, participants may elect to receive the vested portion of their account balance (employee and employer contributions) in the form of a lump sum payment or in annual installment payments for up to 10 years.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value. Purchases and sales of securities are recorded on trade date basis. Interest and dividend income is recorded as earned. The loan fund is stated at cost which approximates fair value.

         b. Expenses - The Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid from Plan assets.

         c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

         d.       Payment of Benefits - Benefits are recorded when paid.

         e. Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.


3.       MASTER DEFINED CONTRIBUTION TRUST


         At December 31, 2001, and 2000, with the exception of the participant loan fund, all of the Plan's investment assets were held in the Master Defined Contribution Trust ("Master Trust") account, at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, Wells Fargo, N.A. maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

         The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments at fair value. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

         The net earnings or loss of the accounts for each day is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

         The net assets of the Master Trust at December 31, 2001 and 2000 are summarized as follows:

                                                    2001              2000
                                                --------------   --------------
      Cash and equivalents                      $   25,071,171   $   42,318,359
      Corporate bonds and debentures                57,763,834       49,898,290
      Common stocks                              1,517,780,621    2,442,684,203
      Mutual funds                                 448,244,645      629,966,165
      Preferred/convertible securities               3,045,546        3,547,202
      Stable value fund                            558,611,089      555,014,288
      Diversified fund                                 932,243        1,323,597
      Guaranteed investment contracts                        -       47,284,912
      Accrued income                                   621,155        1,013,876
                                                --------------   --------------

           Net assets available for benefits    $2,612,070,304   $3,773,050,892
                                                ==============   ==============


         The net (loss) earnings of the Master Trust for the years ended December 31, 2001 and 2000 is summarized as follows:

                                                    2001             2000
                                                -------------   ---------------
Interest                                        $  39,078,134   $    42,346,692
Dividends                                          44,001,783        71,814,777
Net appreciation (depreciation) in fair value
of investments:
   Corporate bonds and debentures                   1,102,113         1,615,477
   Common stocks                                 (398,976,496)   (1,247,539,797)
   Mutual Funds                                   (73,321,695)      (25,188,187)
   Other                                           (1,797,770)         (354,963)
                                                -------------   ---------------

        Net loss                                $(389,913,931)  $(1,157,306,001)
                                                =============   ===============

         The Plan's interest in the total Master Trust as a percentage of net assets of the Master Trust was less than 1% at December 31, 2001 and 2000. While the Plan participates in the Master Trust, the portfolio of investments is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net depreciation in 2001 and 2000.

4.       TAX STATUS

         The Plan has requested but not yet obtained a determination letter from the Internal Revenue Service. Rockwell, however, believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan qualifies under Section 401(a) to be tax-exempt as of December 31, 2001. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       CHANGES IN THE PLAN

         Effective June 1, 2000, Rockwell made changes to the Plan that included: increasing the number of investment options, providing for the payment in cash of quarterly dividends earned from Rockwell common stock to participants, allowing for transfers of non-Rockwell stock funds to any of the investment funds, allowing for cash or stock to be received for distributions or in-service withdrawals from the Plan and allowing participants who are 55 years old with at least five years of service to transfer a portion of Rockwell contribution funds (Stock Fund A) to other investment funds within the plan.

         Effective January 1, 2001, certain participants who had accounts in the Allen-Bradley Predecessor Plan as of October 1, 1995, were permitted until March 31, 2001, to select payment as a life annuity or as a reduced monthly annuity benefit with 50% of the amount payable after the participant's death to the participant's spouse at the time the option is elected. If the participant selected the latter option, payments would continue to the spouse until the spouse's death.

         Effective June 1, 2001, the name of the plan has been changed to Rockwell Automation Retirement Savings Plan for Represented Hourly Employees.

         Effective June 29, 2001, the Rockwell Collins Stock Fund was established to hold the Rockwell Collins common stock received as a result of the Rockwell Collins spinoff.

         Effective October 1, 2001, vested Plan participants may transfer at any time a portion or all of Rockwell contribution funds (Stock Fund A) to other investment funds within the Plan. This amendment replaces a prior amendment effective September 1, 2000, which allowed vested participants to transfer one time per calendar year a maximum of 25% of the balance held in Stock Fund A to other investment funds within the Plan.

6.       SUBSEQUENT EVENTS

         Effective June 1, 2002, the Plan was amended due to the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) which made provisions for Catch-Up Contributions to 401(k) plans, to give employees who are age 50 and older the opportunity to save more for retirement. Employees must be age 50 or turn age 50 by December 31, 2002 to be eligible to contribute in 2002. The 2002 employee catch-up contribution amount allowed is an additional $1,000 in pre-tax contributions and this amount will increase by $1,000 each year until 2006 when it will be $5,000.

         Conexant announced in December 2001 its plan to spin off its wireless communications business prior to the merger of that business with Alpha Industries, Inc., which will be renamed Skyworks Solutions, Inc. The merger is expected to be completed by the end of June 2002. Pursuant to the merger, Conexant shareowners will receive 0.351 of a share of Skyworks Solutions, Inc. common stock for each outstanding Conexant share. The plan was amended on June 5, 2002, to allow the creation of the Skyworks Stock Fund to hold the distributed shares of Skyworks Solutions, Inc.


                                    * * * * *

ROCKWELL AUTOMATION
RETIREMENT SAVINGS PLAN FOR
REPRESENTED HOURLY EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
DECEMBER 31, 2001
--------------------------------------------------------------------------------

COLUMN A              COLUMN B                       COLUMN C                  COLUMN D             COLUMN E
                                             Description of Investment
                   Identity of Issuer,       Including Collateral, Rate
                   Borrower, Lessor          of Interest, Maturity Date,                          Current
                   or Similar Party          Par or Maturity Value               Cost              Value
----------        -------------------       ----------------------------   ---------------    ----------------
   *              Wells Fargo, N.A.         Master Defined
                                            Contribution Trust             $     7,616,721    $      7,142,261

   *              Various                   Participant Loans;
                  participants              prime rate plus 1%,
                                            due 2002 to 2011                       110,237             110,237
                                                                           ---------------    ----------------

                  Total investments                                        $     7,726,958    $      7,252,498
                                                                           ===============    ================

*Party-in-interest

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



ROCKWELL AUTOMATION
RETIREMENT SAVINGS PLAN FOR REPRESENTED HOURLY EMPLOYEES



By /s/ Roger Freitag
  -------------------------
         Roger Freitag
         Plan Administrator



Date:  June 28, 2002

                                                                         EXHIBIT


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-89219 of Rockwell Automation, Inc. (formerly Rockwell International Corporation) on Form S-8 of our report dated June 25, 2002, appearing in this Annual Report on Form 11-K of the Rockwell Automation Retirement Savings Plan for Represented Hourly Employees for the year ended December 31, 2001.




/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 25, 2002


                                      S-2